Fortress Value Acquisition Corp. V

1345 Avenue of the Americas, 46th Floor

New York, NY 10105

February 23, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Link

Re:	Fortress Value Acquisition Corp. V (the “Company”) Registration Statement on Form S-1 (Registration No. 333-293340)

Dear Mr. Link:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-293340), as thereafter amended and supplemented from time to time, be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Washington D.C. time on February 25, 2026 or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Weil, Gotshal & Manges LLP, request by telephone that such Registration Statement be declared effective.

We request that we be notified of such effectiveness by a telephone call to Michael Stein of Weil, Gotshal & Manges LLP at (212) 310-8135 and that such effectiveness also be confirmed in writing.

Very truly yours,

Fortress Value Acquisition Corp. V

By:	/s/ John Konawalik
Name:	John Konawalik
Title:	Chief Financial Officer

cc:	Weil, Gotshal & Manges LLP
Michael Stein, Esq.

Ropes & Gray LLP
Paul D. Tropp, Esq.
Christopher J. Capuzzi, Esq.